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FORM 4                                                      OMB APPROVAL
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                                                    OMB Number:        3235-0287
                                                    Expires:             PENDING
                                                    Estimated average burden
                                                    hours per response.......0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

|_| Check this box if no longer
    subject to Section 16. Form
    4 or Form 5 obligations may
    continue.  See  Instruction
    1(b)

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1. Name and Address of Reporting Person

   WallerSutton 2000, L.P.
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   (Last)           (First)           (Middle)

   c/o TeraGlobal Communications Corp.
   9171 Towne Centre Drive, Suite 600
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                 (Street)

   San Diego     California           92122
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   (City)         (State)             (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   TeraGlobal Communications Corp. (TGCC)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   06-1597858
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4. Statement for Month/Year

   January 2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

   _____ Director                       __X__  10% Owner

   _____ Officer (give title below)     _____  Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)
   __X__ Form Filed by One Reporting Person

   _____ Form Filed by More than One Reporting Person
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
                                                                               5. Amount
                                   3. Transaction  4. Securities Acquired         of Securities    6. Ownership     7. Nature
                                      Code            (A) or Disposed of (D)      Beneficially        Form: Direct     of Indirect
1. Title of     2. Transaction        (Instr. 8)      (Instr. 3, 4 and 5)         Owned at End        (D) or           Beneficial
   Security        Date            -------------------------------------------    of Month            Indirect (I)     Ownership
   (Instr. 3)      (Month/Day/Year)   Code     V      Amount  (A) or (D) Price    (Instr. 3 and 4)    (Instr. 4)       (Instr. 4)
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

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

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of     2. Conversion  3. Transaction  4. Transaction  5. Number of       6. Date Exercisable     7. Title and Amount of
   Derivative      or             Date            Code            Derivative         and Expiration Date     Underlying Securities
   Security        Exercise       (Month/         (Instr. 8)      Securities         (Month/Day/Year)        (Instr. 3 and 4)
   (Instr. 3)      Price of       Day/Year)                       Acquired (A)
                   Derivative                                     or Disposed of
                   Security                                       (D) (Instr. 3,
                                                                  4,and 5)
                                               -------------------------------------------------------------------------------------
                                                  Code      V     (A)        (D)     Date      Expiration     Title    Amount or
                                                                                     Exer-     Date                    Number of
                                                                                     cisable                           Shares
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
Convertible        $0.20(1)       01/22/02         P              $  236,000         01/22/02  06/10/02(2)    Common   $  236,000
Promissory
Note
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Common Stock       $0.01          01/22/02         P               1,273,954         01/22/02  12/10/04       Common    1,273,954
Purchase
Warrants
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Common Stock       $0.01          01/22/02         P              24,590,847(3)      01/22/02  12/10/04       Common   24,590,847(3)
Purchase
Warrants
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

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                    8. Price         9. Number of      10. Ownership      11. Nature of
                       of               Derivative         Form of            Indirect
                       Derivative       Securities         Derivative         Beneficial
                       Security         Beneficially       Security:          Ownership
                       (Instr. 5)       Owned at End       Direct (D)
                                        of (Instr. 4)      or Indirect
                                                           (I) (Instr. 4)
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
Convertible            $236,000                N/A               D
Promissory
Note
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Common Stock                N/A          1,273,954               D
Purchase
Warrants
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Common Stock                N/A         24,590,847(3)            D
Purchase
Warrants
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

              WallerSutton 2000, L.P.
              By: WallerSutton 2000 L.L.C., its general partner
              By: James Crabtree, Authorized Member
                  /s/ James Crabtree                            February 5, 2002
              --------------------------------------            ----------------
              ** Signature of Reporting Person                  Date


Reminder:   Report on a separate line for each class of securities  beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

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Explanation of Responses:
1. Note is convertible at maturity, at the election of the holder, at the lesser of $0.20 per share or 75% of the average closing bid price at the time of maturity.
2. Maturity date of the Note is on the earlier to occur of: (i) June 10, 2002, (ii) the consumation of a Corporate Transaction (defined therein), or (iii) an Event of Default (defined therein).
3. Equal to the respective share of WallerSutton 2000, L.P. of the Applicable Share Number (defined in the Warrant) of the Issuer's outstanding Common Stock.